PAPP INVESTMENT TRUST

FILED VIA EDGAR

March 2, 2010

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Papp Investment Trust (the "Trust") and Ultimus Fund Distributors, LLC, the Trust's principal underwriter, respectfully request that the effective date of Pre-Effective Amendment No. 1 to the Trust's registration statement be accelerated to 12:00 noon on March 3, 2010 or as soon thereafter as reasonably practicable.

The Trust and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act of 1933.

Very truly yours,

PAPP INVESTMENT TRUST	ULTIMUS FUND DISTRIBUTORS, LLC

By: /s/ L. Roy Papp	By: /s/ Robert G. Dorsey
L. Roy Papp, President	Robert G. Dorsey, President